

Mail Stop 4631

July 12, 2017

Via E-mail
Mr. Robert M. Roche
Vice President and Chief Financial Officer
Carlisle Companies Incorporated
16430 North Scottsdale Road, Suite 400
Scottsdale, AZ 85254

> **Re:** **Carlisle Companies Incorporated**
> **Form 10-K**
> **Filed February 13, 2017**
> **File No. 1-9278**

Dear Mr. Roche:

We have read your response dated June 23, 2017 and have the following comment.

Please respond to this letter within ten business days by providing the requested information, or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the period ended March 31, 2017

Critical Accounting Estimates, page 35

1. We have read your response to comment 3 in our letter dated June 9, 2017. Within your proposed revised disclosure you have stated "At December 31, 2016, goodwill allocated to the CBF reporting unit totaled $96.4 million and the carrying value of the CBF reporting unit exceeded its fair value by 5 percent." Please tell us how you determined at October 1 and December 31, 2016 that "there were no significant changes and therefore no indicators of impairment at such dates" and further impairment was not necessary at December 31, 2016. In light of this 5% disparity between carrying value and fair value at December 31, 2016, please tell us how you determined no impairment test was required and if no test was performed, how you determined that the carrying value exceeded fair value by 5%. Further tell us how you determined that no impairment test or charge was necessary under ASU 2017-04 at March 31, 2017 considering the 5% disparity between the carrying value and fair value of the reporting unit and your statement in your response that you did not identify any additional events that required you to perform an impairment test of CBF at March 31, 2017.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jenn Do at (202) 551-3743 or me at (202) 551-3854 with any questions.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant
Office of Manufacturing and
Construction